Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” and to the use of our report dated January 28, 2008, relating to the statements of assets and liabilities, including the schedules of investments, of the BLDRS Index Funds Trust as of September 30, 2007, and the related statements of operations and changes in net assets for each of the three years in the period then ended and the financial highlights for each of the four years in the period then ended and the period November 8, 2002 through September 30, 2003, in Post-Effective Amendment No. 6 to the Registration Statement (Form S-6 No. 333-84788) and related Prospectus of the BLDRS Index Funds Trust.
/s/ Ernst & Young LLP
New York, New York
January 28, 2008